October 20, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Celia A. Soehner, Attorney

Re:	Inphi Corporation

Registration Statement on Form S-1

Amended September 24, 2010

File No. 333-167564

Ladies and Gentlemen:

On behalf of Inphi Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 5 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 5 to the Registration Statement updates the Registration Statement to include the financial statements and related disclosure for the quarter ended September 30, 2010, along with other corresponding edits to update information as of September 30, 2010.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Young K. Sohn

John Edmunds

Aparna Bawa, Esq.

Bruce K. Dallas, Esq.

Noelle Matteson, Esq.